July 14, 2025

Eric Adams
Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 1445     885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8

       Re: InMed Pharmaceuticals Inc.
           Registration Statement on Form S-1
           Filed July 9, 2025
           File No. 333-288594
Dear Eric Adams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Scott Saks, Esq.